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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

International Game Technology
(Name of Subject Company (issuer))

International Game Technology
(Name of Filing Person (offeror))

Zero-Coupon Convertible Debentures due January 29, 2033
(Title of Class of Securities)

459902AK8
459902AL6
(CUSIP Number of Class of Securities)

David J. Johnson, Esq.
Executive Vice President and General Counsel
International Game Technology
9295 Prototype Drive
Reno, Nevada 89521
(775) 448-7777
(Name, Address and Telephone Number of Persons Authorized to Receive Notices
and Communications on Behalf of Filing persons)

copy to:
J. Jay Herron, Esq.
O'Melveny & Myers LLP
610 Newport Center Drive, Suite 1700
Newport Beach, California 92660
(949) 760-9600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$606,971,832	$64,946

*
Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the exchange of the entire outstanding principal amount at maturity of Zero-Coupon Convertible Debentures due January 29, 2033 of International Game Technology for newly-issued Zero-Coupon Convertible Debentures due January 29, 2033. The transaction valuation is based on the March 9, 2006 accreted value of the outstanding debentures.

**
The amount of the filing fee, calculated in accordance with Section 13(e)(1) of the Securities Exchange Act of 1934, as amended, equals $107.00 for each $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

        Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Issuer Tender Offer Statement on Schedule TO relates to an offer by International Game Technology, a Nevada corporation (the "Company"), to exchange (the "Exchange Offer") $1,000 principal amount at maturity of the Company's Zero-Coupon Convertible Debentures due January 29, 2033 (the "New Debentures") and an exchange fee of $1.56 for each $1,000 principal amount at maturity of validly tendered and accepted outstanding Zero-Coupon Convertible Debentures due January 29, 2033 of the Company (the "Old Debentures").

        The Exchange Offer is made upon the terms and subject to the conditions contained in the offering memorandum dated February 8, 2006 (as may be amended or supplemented from time to time, the "Offering Memorandum") and the related Letter of Transmittal, which are incorporated herein by reference, and filed as exhibits to this Schedule TO. The Exchange Offer is being made by the Company pursuant to an exemption from registration under Section 3(a)(9) of the Securities Act of 1933, as amended.

        This Issuer Tender Offer Statement on Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.

ITEM 1.    SUMMARY TERM SHEET.

        The information under the heading "Summary Term Sheet" in the Offering Memorandum is incorporated herein by reference in response to Item 1 of this Issuer Tender Offer Statement on Schedule TO.

ITEM 2.    SUBJECT COMPANY INFORMATION.

        (a)   The name of the subject company is International Game Technology, a Nevada corporation, and its principal executive office is located at 9295 Prototype Drive Reno, Nevada 89521. The issuer's telephone number at such office is (775) 448-7777.

        (b)   This Issuer Tender Offer Statement on Schedule TO relates to the Exchange Offer by the Company to exchange the New Debentures for a like principal amount at maturity of the Old Debentures. On the date of the Offering Memorandum, there was $969,712,000 in aggregate principal amount at maturity of Old Debentures issued and outstanding.

        (c)   Trading Market and Price: The Old Debentures are not traded on any established market.

ITEM 3.    IDENTITY AND BACKGROUND OF FILING PERSON.

        The Company is the filing person; for its address and telephone number, please see Item 2(a).

        The names of the executive officers and directors of the Company who are the persons specified in Instruction C to Schedule TO are set forth below:

Thomas J. Matthews	President, Chief Executive Officer and Chairman of the Board
Maureen T. Mullarkey	Executive Vice President, Chief Financial Officer and Treasurer
David D. Johnson	Executive Vice President, General Counsel and Secretary
Robert A. Bittman	Executive Vice President, Product Strategy and Director
Anthony Ciorciari	Executive Vice President, Operations
Richard Pennington	Executive Vice President, Corporate Strategy
Stephen W. Morro	President, Gaming Division
Neil Barsky	Director
Robert R. Burt	Director
Leslie S. Heisz	Director
Robert A. Mathewson	Director
Robert Miller	Director
Frederick B. Rentschler	Director

ITEM 4.    TERMS OF THE TRANSACTION.

        The information under the headings "Summary Term Sheet," "Summary Description of the Debentures and the Exchange Offer," "The Exchange Offer," "Description of New Debentures" and "Certain United States Federal Income Tax Consequences" in the Offering Memorandum is incorporated herein by reference in response to Item 4 of this Issuer Tender Offer Statement on Schedule TO. No Old Debentures are to be purchased from any officer, director or affiliate of the Company.

ITEM 5.    PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

        None.

ITEM 6.    PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS.

        The information under the headings "Summary Term Sheet," "The Exchange Offer," and "Description of New Debentures" in the Offering Memorandum is incorporated herein by reference in response to Item 6 of this Issuer Tender Offer Statement on Schedule TO.

ITEM 7.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        The information under the heading "The Exchange Offer" in the Offering Memorandum is incorporated herein by reference in response to Item 7 of this Issuer Tender Offer Statement on Schedule TO. The exchange fee will be paid from the Company's working capital.

ITEM 8.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

        None.

ITEM 9.    PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

        None.

ITEM 10.    FINANCIAL STATEMENTS.

  (a)
  Financial Information

  (1)
  The information in the audited consolidated financial statements of the Company set forth in the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2005 is incorporated herein by reference in response to this Item 10(a)(1) of this Issuer Tender Offer Statement on Schedule TO.

  (2)
  The information in the unaudited condensed consolidated financial statements of the Company set forth in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2005 is incorporated herein by reference in response to this Item 10(a)(2) of this Issuer Tender Offer Statement on Schedule TO.

  (3)
  The information under the heading "Ratio of Earnings to Fixed Charges" in the Offering Memorandum is incorporated herein by reference in response to this Item 10(a)(3) of this Issuer Tender Offer Statement on Schedule TO.

  (4)
  As of December 31, 2005, the book value per share of the Company's common stock was approximately $5.97 per share.

        Copies of the financial statements incorporated herein by reference pursuant to clauses (1) and (2) of this Item 10(a) can be obtained as provided in the section of the Offering Memorandum captioned "Incorporation of Certain Information by Reference."

  (b)
  The information under the heading "Capitalization" in the Offering Memorandum is incorporated herein by reference in response to this Item 10(b) of this Issuer Tender Offer Statement on Schedule TO.

ITEM 11.    ADDITIONAL INFORMATION.

  (a)
  Agreements, Regulatory Requirements and Legal Proceedings.

  (1)
  None.

  (2)
  The Company is required to qualify the indenture pursuant to which the New Debentures will be issued under the Trust Indenture Act of 1939, as amended.

  (3)
  Not applicable.

  (4)
  Not applicable.

  (5)
  Not applicable.

  (b)
  The information set forth in the Offering Memorandum and Letter of Transmittal is incorporated herein by reference in response to this Item 11(b) of this Issuer Tender Offer Statement on Schedule TO.

ITEM 12.    EXHIBITS.

(a)(1)(i)	Offering Memorandum dated as of February 8, 2006.
(a)(1)(ii)	Letter of Transmittal.
(a)(1)(iii)	Notice of Guaranteed Delivery.
(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.
(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(vii)	Press Release dated February 8, 2006.
(a)(1)(viii)	Form of Indenture.
(a)(2)	None.
(a)(3)	None.
(a)(4)	None.
(b)	None.
(d)	None.
(g)	None.
(h)	None.

ITEM 13.    INFORMATION REQUIRED BY SCHEDULE 13E-3.

        Not applicable.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2006

INTERNATIONAL GAME TECHNOLOGY
By:	/s/ MAUREEN T. MULLARKEY
	Name:	Maureen T. Mullarkey
	Title:	Executive Vice President, Chief Financial Officer and Treasurer

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  ITEM 1. SUMMARY TERM SHEET.
  ITEM 2. SUBJECT COMPANY INFORMATION.
  ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.
  ITEM 4. TERMS OF THE TRANSACTION.
  ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
  ITEM 6. PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS.
  ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
  ITEM 9. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.
  ITEM 10. FINANCIAL STATEMENTS.
  ITEM 11. ADDITIONAL INFORMATION.
  ITEM 12. EXHIBITS.
  ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.
SIGNATURE